820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media





SUPPL

19E 06012932

Heerlen (NL), 10 April 2006

Repurchase of shares to service existing management and personnel option plans

Royal DSM N.V. has repurchased 1,535,000 of its own shares for an average price of EUR 37.25 in order to cover the existing management and personnel option plans in the manner that is customary at DSM.

The repurchases have been effected as follows:

31 March 2006	396,000 shares at an average price of EUR 37.70 per share
3 April 2006	361,000 shares at an average price of EUR 37.17 per share
4 April 2006	245,000 shares at an average price of EUR 37.06 per share
5 April 2006	254,000 shares at an average price of EUR 37.13 per share
6 April 2006	279,000 shares at an average price of EUR 36.98 per share

The total consideration of these repurchases was EUR 57.2 million.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782035
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

